UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 001-14536

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PartnerRe Ltd.

(Translation of registrant’s name into English)
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Wellesley House South, 90 Pitts Bay Road,
Pembroke HM08, Bermuda
(441) 292-0888
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

DOCUMENT FURNISHED AS PART OF THIS FORM 6-K

On January 4, 2018, PartnerRe Ltd. ("PartnerRe") announced that Charles Goldie, formerly CEO of Specialty Lines at PartnerRe, has been appointed CEO of Property & Casualty. PartnerRe has also announced that CEO Emmanuel Clarke will take overall responsibility for Specialty Lines assisted by Greg Haft, formerly Head of Global Catastrophe and Property, North America of PartnerRe, who has been appointed Deputy CEO Specialty Lines effective January 1, 2018.

The following document, furnished as an exhibit to this Form 6-K, is incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Press release – dated January 4, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PartnerRe Ltd.
(Registrant)

Date:	January 4, 2018	By:	/s/ Wanda Mwaura
Name: Wanda Mwaura
Title: Chief Accounting Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release – dated January 4, 2018